Exhibit 12.1
NASH FINCH COMPANY AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Fiscal Year Ended										24 Weeks Ended
	Jan.3,		Jan. 1,		Dec.31,		Dec.30,		Dec.29,		June 16,		June 14,
(In thousands, except ratios)	2004		2005		2005		2006		2007		2007		2008

Fixed Charges:
Interest expense on Indebtedness	$34,729		27,181		24,732		26,644		23,581		11,266		10,685

Rent expense (1/3 of total rent expense)	9,838		9,901		10,386		9,966		9,057		4,177		4,272

Total fixed charges	$44,567		37,082		35,118		36,610		32,638		15,443		14,957

Earnings:
Income (loss) before provision for income taxes	$51,933		19,199		66,866		(17,493)		57,522		26,789		32,310

Fixed charges	44,567		37,082		35,118		36,610		32,638		15,443		14,957

Total earnings	$96,500		56,281		101,984		19,117		90,160		42,232		47,267

Ratio	2.17	x	1.52	x	2.90	x	0.52	x	2.76	x	2.73	x	3.16	x